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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)
                           --------------------------

                              TRAVELOCITY.COM INC.
                       (Name of Subject Company (Issuer))
                         ------------------------------

                         TRAVELOCITY HOLDINGS SUB INC.
                           SABRE HOLDINGS CORPORATION
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)
                                   893953109

                     (CUSIP Number of Class of Securities)
                         ------------------------------

                               JAMES F. BRASHEAR
                              CORPORATE SECRETARY
                           SABRE HOLDINGS CORPORATION
                                3150 SABRE DRIVE
                             SOUTHLAKE, TEXAS 76092
                                 (682) 605-1000

      (Name, Address and Telephone Number of Person Authorized to Receive
           Notices and Communications on Behalf of the Filing Person)
                         ------------------------------

                                   COPIES TO:
                            CHARLES M. NATHAN, ESQ.
                                LATHAM & WATKINS
                                885 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 906-1200
                           --------------------------

                           CALCULATION OF FILING FEE

               TRANSACTION VALUATION                                  AMOUNT OF FILING FEE
                    $490,944,860                                         $45,166.93(2)

(1) The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 17,533,745 shares of common stock, par value $.001 per share (the "Shares"), of Travelocity.com Inc., at a purchase price of $28.00 per Share, net to the seller in cash. Such number of Shares is based on the latest information received from Travelocity and assumes (i) 15,017,841 Shares outstanding (excluding Shares already held by Sabre Holdings Corporation and its subsidiaries) as of January 31, 2002 and (ii) the exercise of up to 2,515,904 options to purchase Shares, exercisable on or prior to the expected consummation of the tender offer.

(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory
    No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $45,166.93                Filing Party:  Sabre Holdings Corporation
                                                                    Travelocity Holdings Sub Inc.
Form or Registration No.:  Schedule TO-T and         Date Filed:    March 5, 2002 ($37,101.40)
                           Schedule TO-T/A                          March 18, 2002 ($8,065.53)

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

        /X/ third-party tender offer subject to Rule 14d-1

        / / issuer tender offer subject to Rule 13e-4

        /X/ going-private transaction subject to Rule 13e-3

        / / amendment to Schedule 13D under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    This Amendment No. 2 amends and supplements the Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission ("SEC") on March 5, 2002, as amended and supplemented by Amendment No. 1 filed with the SEC on March 18, 2002 (the "Schedule TO") by Sabre Holdings Corporation, a Delaware corporation ("Sabre"), and Travelocity Holdings Sub Inc., a Delaware corporation and a wholly owned subsidiary of Sabre ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of common stock, par value $.001 per share (the "Shares"), of Travelocity.com Inc., a Delaware corporation ("Travelocity"), at $28.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 5, 2002, as amended and supplemented by the Supplement thereto dated March 18, 2002 (the "Supplement"), and in the related revised Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the "Amended Offer"). Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Supplement.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The discussion set forth in Section 10, "The Amended Offer--Source and Amount of Funds" in the Supplement is hereby amended and restated as follows:

    "Purchaser estimates that the total amount of funds required to purchase all of the outstanding Shares (other than those already owned by Purchaser) in the Amended Offer and the Merger and to pay related fees and expenses has increased from $380 million to approximately $481 million. Sabre will assure that Purchaser will obtain these funds from cash on hand and working capital, including ordinary course intercompany borrowings from Sabre affiliates."

ITEM 11. ADDITIONAL INFORMATION.

    (a)(5) On March 20, 2002, Sabre and Travelocity signed a Memorandum of Understanding with plaintiffs to settle all pending stockholder litigation relating to the Amended Offer. Under the terms of the memorandum, Sabre has stated its intention to agree to an offer price of no less than $28.00 per Share and not to object to an award of attorneys' fees and costs to counsel to the putative plaintiff class in an amount not to exceed $1.9 million. Under the terms of the memorandum, plaintiffs have stated an intention to have all pending stockholder litigation settled and dismissed as to plaintiffs and the putative plaintiff class. The settlement is subject to, among other things, the approval of the Delaware Court of Chancery. A copy of the Memorandum of Understanding is filed as an exhibit to this Amendment No. 2 to the Schedule TO filed by Sabre and Purchaser with the SEC. This summary discussion of the Memorandum of Understanding is qualified in its entirety by reference to the text of the Memorandum of Understanding.

ITEM 12. EXHIBITS.

    Item 12 of Schedule TO is hereby supplemented as follows:

EXHIBIT      DESCRIPTION
-------      -----------
(a)(5)(xiv)  Memorandum of Understanding dated March 20, 2002.

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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       TRAVELOCITY HOLDINGS SUB INC.

                                                       By:  /s/ JAMES F. BRASHEAR
                                                            -----------------------------------------
                                                            Name: James F. Brashear
                                                            Title:  Corporate Secretary

                                                       SABRE HOLDINGS CORPORATION

                                                       By:  /s/ JAMES F. BRASHEAR
                                                            -----------------------------------------
                                                            Name: James F. Brashear
                                                            Title:  Corporate Secretary

Dated: March 21, 2002

                                       3
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                                 EXHIBIT INDEX

EXHIBIT             DESCRIPTION
-------             -----------
(a)(5)(xiv)         Memorandum of Understanding dated March 20, 2002.

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